Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 333-266181
Date: August 28, 2023

On August 28, 2023, Broadcom Inc. published the following post on LinkedIn:

On August 28, 2023, Broadcom Inc. published the following post on Twitter:

On August 28, 2023, Broadcom Software published the following post on LinkedIn:

On August 28, 2023, Broadcom Software published the following post on Twitter:

On August 28, 2023, Hock Tan, President and CEO of Broadcom Inc., published the following post on LinkedIn:

[The text of the blog post accessible through the links included in the posts above is reproduced below. The blog post is available on Broadcom Inc.’s “Broadcom Blogs” and “Broadcom Software Blogs.”]

My Recent VMware Explore Experience
VMware Explore 2023
Hock Tan, President and CEO, Broadcom Inc.

Last week, I attended VMware Explore Las Vegas and had the great privilege of speaking with customers and industry leaders about the journey to multi-cloud. These conversations made me even more excited about how a combined Broadcom and VMware will empower customers to modernize and architect their IT infrastructure for a multi-cloud future.

I left the conference feeling energized about what this ecosystem can collectively do to provide choice, flexibility, and security for all those who need it. Here are some reflections.

The Journey to Multi-Cloud
It’s clear that having the ability to distribute applications and services across a combination of clouds is a priority for our customers. It’s also clear that a combined Broadcom and VMware will be able to accelerate our ability to provide customers with the multi-cloud environment that works best for them.

VMware has tremendous potential. Our plans to invest an additional $2 billion annually in R&D and the deployment of VMware’s solutions will help us to better unlock customer value. Our customers and partners will have access to a stable, growing, and powerful multi-cloud platform underpinned by world-class security, enabling them to accelerate innovation for all their applications.

The future of enterprise IT is multi-cloud, and what I heard at VMware Explore only further solidified that for me.

VMware Innovation
At the conference, VMware announced the next evolution of VMware Cloud which will empower customers to invest in digital transformation and growth while helping them innovate faster, increase operational efficiency, improve threat defenses, and recover from ransomware attacks faster. We are very excited about VMware’s new innovations such as NSX+, vSAN Max and Randomware Recovery. With VMware Cloud’s new capabilities, adopting the right cloud infrastructure will be less expensive for customers, and will enable them to operate multiple VMware Cloud environments like a single cloud. You don’t need to raise prices to innovate. It’s as simple as that.

VMware also announced that its Tanzu portfolio has evolved to accelerate app delivery to develop, operate, and optimize apps on any cloud with an expanded Tanzu Application Platform. This is especially exciting news as Tanzu is a central part of VMware’s software portfolio and its multi-cloud strategy and will remain that way after the acquisition closes.

AI in Enterprises
Of course, there was also a lot of excitement and discussion around AI at the conference. In my view, generative AI will go down the same evolutionary path of trial, error and advance as earlier technologies that were also seen as disruptive. As AI technology evolves, it will help companies become smarter at what they do, and in-turn, deliver more and better services to their customers.

We are already starting to see this happen. VMware is bringing the power of generative AI to the enterprise with VMware Private AI Foundation, which will bring compute capacity and AI models to where enterprise data is created, processed and consumed, be it in a public cloud, enterprise data center or the edge. Also, financial services companies are leveraging AI to make smarter investment decisions by using generative AI as a tool with virtual assistants to reduce customer wait times. No doubt, there is much more exciting innovation to come.

Conclusion
As we continue to progress through the advanced stages of the regulatory review process, we are confident that the deal will close on October 30, 2023. Once it does, we will focus on investing in VMware’s products and services.

What Broadcom and VMware can do together for customers is simply enormous. By bringing together two engineering-first, innovation-centric cultures, we will be well-positioned to address and solve our customers’ most challenging and ever-evolving needs.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to a proposed business combination transaction between Broadcom Inc. (“Broadcom”) and VMware, Inc. (“VMware”).  This communication includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended.  These forward-looking statements include but are not limited to statements that relate to the expected future business and financial performance, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined business, the expected amount and timing of the synergies from the proposed transaction, and the anticipated closing date of the proposed transaction.  These forward-looking statements are identified by words such as “will,” “expect,” “believe,” “anticipate,” “estimate,” “should,” “intend,” “plan,” “potential,” “predict,” “project,” “aim,” and similar words or phrases.  These forward-looking statements are based on current expectations and beliefs of Broadcom management and current market trends and conditions.

These forward-looking statements involve risks and uncertainties that are outside Broadcom’s control and may cause actual results to differ materially from those contained in forward-looking statements, including but not limited to: the effect of the proposed transaction on our ability to maintain relationships with customers, suppliers and other business partners or operating results and business; the ability to implement plans, achieve forecasts and meet other expectations with respect to the business after the completion of the proposed transaction and realize expected synergies; business disruption following the proposed transaction; difficulties in retaining and hiring key personnel and employees due to the proposed transaction and business combination; the diversion of management time on transaction-related issues; the satisfaction of the conditions precedent to completion of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; significant indebtedness, including indebtedness incurred in connection with the proposed transaction, and the need to generate sufficient cash flows to service and repay such debt; the disruption of current plans and operations; the outcome of legal proceedings related to the transaction; the ability to complete the proposed transaction on a timely basis or at all; the ability to successfully integrate VMware’s operations; cyber-attacks, information security and data privacy; global political and economic conditions, including cyclicality in the semiconductor industry and in Broadcom’s other target markets, rising interest rates, the impact of inflation and challenges in manufacturing and the global supply chain; the impact of public health crises, such as pandemics (including COVID-19) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; and events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form S-4 and proxy statement/prospectus that has been filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Broadcom’s and VMware’s respective periodic reports and other filings with the SEC, including the risk factors identified in Broadcom’s and VMware’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K.  The forward-looking statements included in this communication are made only as of the date hereof.  Neither Broadcom nor VMware undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Broadcom has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of VMware and that also constitutes a prospectus of Broadcom.  Each of Broadcom and VMware may also file other relevant documents with the SEC regarding the proposed transaction.  The registration statement was declared effective by the SEC on October 3, 2022 and the definitive proxy statement/prospectus has been mailed to VMware shareholders. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that Broadcom or VMware may file with the SEC.   INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of the registration statement and proxy statement/prospectus and other documents containing important information about Broadcom, VMware and the proposed transaction once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com.  Copies of the documents filed with the SEC by VMware may be obtained free of charge on VMware’s website at ir.vmware.com.